UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sable Offshore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78574H104

(CUSIP Number)

Christopher B. Sarofim

c/o Sable Offshore Corp.

700 Milam Street, Suite 3300,

Houston, Texas 77002

(713) 579-6106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78574H104	13D	Page 1 of 3 pages

1	Names of Reporting Persons Christopher B. Sarofim
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,977,153
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 3,977,153
	10	Shared Dispositive Power 6,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,977,153
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person IN

CUSIP No. 78574H104	13D	Page 2 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 22, 2024 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sable Offshore Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed as a result of the appointment of the Sarofim Trust Co., which the Reporting Person exercises investment control over, as trustee of the Christopher B. Sarofim 2017 Gift Trust on June 1, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,682,618 shares of Common Stock outstanding as of October 10, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Christopher B. Sarofim	9,977,153	12.2%	3,977,153	6,000,000	3,977,153	6,000,000

The share amount reported herein consists of (i) 649,653 shares of Common Stock held by the Reporting Person, (ii) 3,000,000 shares of Common Stock held by Victorious Angel Group LTD, over which the Reporting Person is the managing member, (iii) 3,000,000 shares of Common Stock held by Fayez Sarofim & Co., over which the Reporting Person is the indirect, majority member, (iv) 3,000,000 shares of Common Stock held by the Christopher B. Sarofim 2017 Gift Trust, over which the Reporting Person exercises investment control, and (v) 327,500 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days.

(c)	During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 78574H104	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2024

By:	/s/ Christopher B. Sarofim
Name: Christopher B. Sarofim